

December 31, 2013

Via E-mail
Julie A. Gerschick
Chief Financial Officer and Treasurer
Brookline Bancorp, Inc.
131 Clarendon Street
Boston, MA 02117

> **Re:** **Brookline Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 0-23695**

Dear Ms. Gerschick:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 7 Allowance for Loan and Lease Losses, page F-45

1. We note in the table on page F-61 that you present a combined amount of Acquired Loans under ASC 310-20 and ASC 310-30. We also note a similar presentation in Note 6 related to your acquired loans and leases. Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in loans acquired with deteriorated credit quality for each loan portfolio segment, or tell us how you determined the current disclosure complies with the guidance in ASC 310-10-50-11B(g) and (h). Also refer to the example disclosure in ASC 310-10-55-7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3423 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief